UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIESEXCHANGEACTOF 1934.

Commission File Number 001-38814

POSITIVE PHYSICIANS HOLDINGS, INC., The Nasdaq Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

100 Berwyn Park, Suite 220, 850 Cassatt Road, Berwyn, PA  19312   (888) 335-5335

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR

240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

On May 18, 2020, Positive Physicians Holdings, Inc. received notice from Nasdaq, pursuant to Listing Rule 5800, that Positive Physicians Holdings, Inc. fails to maintain the requisite amount of publicly held shares (Listing Rule 5550(a)(4)).

Pursuant to the requirements of the Securities Exchange Act of 1934, Positive Physicians Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 5, 2020	By /s/ Donovan C. Augustin	Chief Financial Officer
Date	Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.